SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                 SCHEDULE 14D-9
                                (Amendment No. 1)

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                          ----------------------------

                    SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             -----------------------

                   FFCA MANAGEMENT COMPANY LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                             -----------------------

                     ASSIGNED LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                             -----------------------

                                    400749107
                      (CUSIP Number of Class of Securities)

                             -----------------------

                              Dennis L. Ruben, Esq.
                    Franchise Finance Corporation of America
                              The Perimeter Center
                           17207 North Perimeter Drive
                              Scottsdale, AZ 85255

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                             -----------------------
                                    Copy to:

                                 Paul E. Belitz
                                  Brian V. Caid
                                   Kutak Rock
                           717 17th Street, Suite 2900
                             Denver, Colorado 80202

           AMENDMENT NO. 1 TO SOLICITATION/RECOMMENDATION STATEMENT ON
                                 SCHEDULE 14D-9

         This   Amendment   No.   1   amends   Items   2,   8  and   9  of   the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") of FFCA Management Company Limited Partnership, a Delaware limited partnership which serves as the General Partner of Scottsdale Land Trust Limited Partnership (the "General Partner"), filed with the Securities and Exchange Commission (the "Commission") on December 6, 1996. The Schedule 14D-9 relates to the offer of SV Fairfield II, L.L.C., a Connecticut limited liability company (the "Purchaser"), disclosed in the Tender Offer Statement on Schedule 14D-1, dated November 22, 1996 (the "Schedule 14D-1"), to purchase up to 22,500 of the outstanding Units of the Partnership, upon the terms and conditions set forth in the Offer to Purchase dated November 22, 1996 (the "Offer to Purchase") contained in the Schedule 14D-1, the Assignment of Limited Partnership Units, and the related Letter to Unitholders dated November 22, 1996 (which together constitute the "Offer"). The Purchaser amended the Schedule 14D-1 in Amendment No. 1 dated December 18, 1996. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the
Schedule 14D-9.

Item 2.           Tender Offer of the Bidder.

         Item 2 is hereby supplemented and amended to add as a co-bidder SCG Investors II, L.L.C., a Connecticut limited liability company, which serves as the managing member of the Purchaser.

Item 8.           Additional Information to be Furnished.

         Item 8 is hereby supplemented and amended as follows:

         The information set forth in the Letter to Unitholders of Scottsdale Land Trust Limited Partnership, dated December 27, 1996, which is attached hereto as Exhibit 1(a), is incorporated herein by reference.

Item 9.           Material to be Filed as Exhibits.

         Item 9 is hereby supplemented and amended by adding the following, a copy of which are attached hereto as an Exhibit.

         Exhibit 1(a)      Letter to Unitholders dated December 27, 1996.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 27, 1996            FFCA MANAGEMENT COMPANY
                                    LIMITED PARTNERSHIP, General Partner
                                    of Scottsdale Land Trust Limited Partnership


                                    By: PERIMETER CENTER MANAGEMENT
                                        COMPANY, Corporate General Partner

                                    By: /s/ Morton H. Fleischer
                                        ------------------------------------
                                        Morton H. Fleischer, President and
                                        Chief Executive Officer


                                        3